FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Adira Energy Ltd. (the “ Company”)
120 Adelaide Street West
Suite 1204
Toronto, ON
M5H 1T1

ITEM 2 ——	Date of Material Change

August 7, 2013

ITEM 3 ——	News Release

A news release was disseminated on August 7, 2013 through CNW Group Ltd.

ITEM 4 ——	Summary of Material Change

Dennis Bennie, Alan Friedman, Colin Kinley and Alan Rootenberg have been elected to the board of directors of the Company.

ITEM 5 ——	Full Description of Material Change

At the Annual and Special meeting of the shareholders of the Company, Dennis Bennie, Alan Friedman, Colin Kinley and Alan Rootenberg were elected to the board of directors of the Company.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

ITEM 8 ——	Executive Officer

For further information, please contact:

Alan Friedman, Executive Vice-President Corporate Development

(416) 250- 1955

ITEM 9 ——	Date of Report

August 16, 2013